Exhibit 99.2

SAP®
Aktiengesellschaft
Systeme, Anwendungen, Produkte in
der Datenverarbeitung of
Walldorf, Germany

Securities Identification Number (Wertpapier-Kenn-Nr.): 716 460
ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the sixteenth annual general meeting of shareholders at

Rosengarten Congress Center,
Rosengartenplatz 2,
68161 Mannheim, Germany,
on Friday, May 9, 2003, at 10:00 a.m.

Contents

1.	Presentation of the adopted annual financial statements, the approved consolidated annual financial statements, the summary management report and consolidated management report and the Supervisory Board’s report for the fiscal year 2002	page	6
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2002	page	6
3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2002	page	6
4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2002	page	6
5.	Appointment of an auditor for the fiscal year 2003	page	6
6.	Election of members of the Supervisory Board	page	7
7.	Resolution on amendments of the Articles of Association	page	7
8.	Resolution on the authorization to acquire treasury shares	page	9
9.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares	page	19
Details concerning Agenda Item 6 (Election of the Members of the Supervisory Board)		page	21
Report of the Executive Board concerning Agenda Item 8		page	22
Report of the Executive Board concerning Agenda Item 9		page	25
Attendance at the annual general meeting of shareholders		page	30

AGENDA

1.	Presentation of the adopted annual financial statements, the approved consolidated annual financial statements, the summary management report and consolidated management report and the Supervisory Board’s report for the fiscal year 2002

These documents are available for inspection at the offices of SAP AG, Neurottstraße 16, 69190 Walldorf, Germany, and can be viewed on the Internet at www.sap.com/agm. They will also be available for inspection at the annual general meeting of shareholders. A copy of the aforementioned documents will be sent to any shareholder upon request without delay and free of charge.

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2002

The Executive Board and the Supervisory Board propose that the reported retained earnings in the amount of € 277.530.129,04 be appropriated as follows:

–	payment of a dividend in the amount of € 0,60 per no-par value share carrying dividend rights;

–	carry-forward of the remainder to new account.

Under this dividend proposal, based on a capital stock carrying dividend rights as at the date of the adoption of the annual financial statements (March 13, 2003) in the amount of € 310.576.057, a dividend amount of € 186.345.634,20 would be attributable to such capital stock, and an amount of € 91.184.494,84 would be attributable to the profit carried forward.

The dividend will be distributed on or after May 12, 2003.

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2002

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board be formally approved.

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2002

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board be formally approved.

5.	Appointment of an auditor for the fiscal year 2003

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspr fungsgesellschaft of Frankfurt am Main/Berlin, Germany, be appointed auditor of the financial statements and consolidated financial statements for the fiscal year 2003.

6.	Election of members of the Supervisory Board

The Supervisory Board member Mr. Klaus-Dieter Laidig, Böblingen, Germany, shareholder representative, has resigned from office with effect as from the close of the annual general meeting of shareholders of May 9, 2003.

As successor to Mr. Klaus-Dieter Laidig, who will resign from office, the Supervisory Board proposes that Prof. Dr. Hasso Plattner, Schriesheim, Germany, currently acting as SAP AG’s Executive Board co-chairman (Vorstandssprecher), be elected member of the Supervisory Board as shareholder representative for the remaining term of the Supervisory Board in office. His term of office will thus end upon the close of the annual general meeting of shareholders resolving upon the formal approval for the fiscal year 2006.

Prof. Dr. Hasso Plattner has declared that he will resign from SAP AG’s Executive Board with effect as from the close of the annual general meeting of shareholders of May 9, 2003 as well as from any seats currently held in Group corporate bodies (Konzernmandate).

In accordance with Sections 96 (1), 101 (1) of the German Stock Corporation Act (Aktiengesetz; “AktG”) in conjunction with Section 7 (1) sentence 1 no. 2 of the German Co-Determination Act of 1976 (Mitbestimmungsgesetz 1976; “MitbestG 1976”), the Supervisory Board will be composed of eight shareholder and employee representatives each. When electing the shareholder representatives, the general meeting of shareholders is not bound by any election proposals.

7.	Resolution on amendments of the Articles of Association

a)	Amendment of the provision regarding the convocation of the Supervisory Board Section 14 (2) of the Articles of Association, in its current version, provides that the meetings of the Supervisory Board, except in urgent cases, are to be called in writing. It is proposed that it be deemed sufficient in the future in all cases if meetings are called by e-mail or facsimile. It is further proposed that in urgent cases, meetings may also be convened by way of any appropriate means of electronic transmission.

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 14 (2) of the Articles of Association is amended to read as follows:

“The chairperson shall call the Supervisory Board meetings in writing, by e-mail, facsimile or computer facsimile allowing a notice period of 14 days before the day of the meeting. The day on which the invitation is sent and the day of the meeting do not count toward the notice period. In urgent cases, the chairperson may shorten the notice period and call the meeting also by word of mouth, telephone, telex, telegram, or any other appropriate means of electronic transmission.”

b)	Amendments to reflect the provisions of the German Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz; “TransPuG”)

On January 1, 2003, Section 25 AktG, as revised by virtue of the German Transparency and Disclosure Act, took effect. Section 25 AktG, as revised, provides that any publications of the Company required to be made in the Company’s designated journals (Gesellschaftsblätter) by law or pursuant to the Articles of Association are to be published in the electronic German Federal Bulletin (elektronischer Bundesanzeiger). For the avoidance of doubt, it is proposed that the wording of Section 3 and Section 17 (3) of the Articles of Association be amended. Under the German Transparency and Disclosure Act, in addition, the examination duty incumbent upon the Supervisory Board has been extended to apply to consolidated annual financial statements. It is proposed that Section 23 of the Articles of Association be adjusted accordingly.

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

aa)	Section 3 of the Articles of Association is amended to read as follows:

“The Company’s official notices shall exclusively be published in the electronic German Federal Bulletin (elektronischer Bundesanzeiger).”

bb)	Section 17 (3) of the Articles of Association is amended to read as follows:

“The Annual General Meeting of Shareholders shall be called by publication of a single announcement in the electronic German Federal Bulletin, giving the information required by law, and the publication shall be timed to allow a period of one month between the publication day and the last day for deposit within the meaning of Section 18 (2) of the Articles of Association, not counting those two days.”

cc)	The heading of Section 23 of the Articles of Association is amended to read as follows:

“Fiscal Year, Annual Report, Annual Financial Statements and Consolidated Annual Financial Statements, Formal Approval of the Acts of the Executive Board and the Supervisory Board, Distribution of Retained Earnings”

dd)	Section 23 (2) to (4) of the Articles of Association is amended to read as follows:

“2.	The Executive Board shall prepare the annual financial statements and consolidated annual financial statements as well as the management report and the consolidated management report for the previous fiscal year in the first three months of each fiscal year and present them to the Supervisory Board and the auditor. At the same time, the Executive Board shall submit to the Supervisory Board the proposal it wishes to present to the Annual General Meeting of Shareholders concerning the appropriation of retained earnings. Sections 298 (3) and 315 (3) of the German Commercial Code (Handelsgesetzbuch; “HGB”) shall remain unaffected.

3.	The annual financial statements, the consolidated annual financial statements, the management report and the consolidated management report, the report of the Supervisory Board pursuant to Section 171 (2) AktG, and the Executive Board’s proposal regarding the appropriation of the retained earnings shall be available for the shareholders’ inspection at the Company’s offices as from the calling of the Annual General Meeting of Shareholders.

4.	Each year, after having received the report to be rendered by the Supervisory Board pursuant to Section 171 (2) AktG, the Annual General

Meeting of Shareholders shall resolve within the first eight months of the fiscal year on the formal approval of the acts of the Executive Board and the Supervisory Board, the appropriation of the retained earnings, the appointment of the auditor, and in the cases provided for by law, the adoption of the annual financial statements and the approval of the consolidated annual financial statements.”

8.	Resolution on the authorization to acquire treasury shares

By March 13, 2003 (date of the adoption of the annual financial statements), the authorization granted by the annual general meeting of shareholders of May 3, 2002 regarding the acquisition of treasury shares was exercised by way of the acquisition of 3,905,000 treasury shares. Following said acquisition, the Company, as at March 13, 2003, held 4,405,000 treasury shares. Since the authorization granted on May 3, 2002 will expire on October 31, 2003, it is proposed that, to the extent not yet exercised, it be revoked and replaced by a new authorization.

Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	The authorization granted on May 3, 2002 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked with effect as of the close of the annual general meeting of shareholders of May 9, 2003 and is replaced by the following authorization concerning the acquisition of treasury shares:

The Executive Board is authorized to acquire, on or before October 31, 2004, up to 30 million shares in the Company subject to the proviso that the shares to be purchased by virtue of this authorization, together with any other shares already acquired and held by the Company, do not account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent Group Company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent Group Company or SAP AG.

b)	The acquisition is subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected on the stock exchange, by way of a public purchase offer to all shareholders or by way of a public offer to exchange the SAP shares for shares in a listed company within the meaning of Section 3 (2) AktG.

aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the preceding three trading days, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) by more than 10% or fall below said price by more than 20%.

bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt

Stock Exchange between the ninth and fifth trading day (each inclusive) prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer by no more than 20% or fall below said price by more than 20%. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

cc)	In the event that the acquisition is effected by way of a public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG, the exchange price, in the form of one or several shares in such company and fractional amounts, including cash compensation in respect of any fractional shares (exclusive of any ancillary costs), may not exceed the relevant value of the SAP share by more than 20% or fall below said price by more than 20%.

For calculation purposes, the value of one SAP share and one share in the respective other company is in each case the average stock exchange price of the share between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer. In the event that the share in the respective company is not traded in the XETRA trading system of the Frankfurt Stock Exchange, the closing prices quoted on the stock exchange having the highest average trading volume in respect of the shares in said company in the course of the preceding calendar year shall prevail.

The exchange offer may provide for additional terms and conditions. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

c)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the aforementioned authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired by virtue of the aforementioned authorization to the shareholders by way of a public offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

e)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the aforementioned authorization other than on the stock exchange or by way of a public purchase offer to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share on the Frankfurt Stock Exchange in the XETRA trading system (or any successor system thereof); in this event, the aggregate number of the shares to be sold, together with the new shares issued by excluding the shareholders’ subscription rights pursuant to Section 186 (3) sentence 4 AktG, may not exceed the lower of 10% of the Company’s capital stock as at the time of adoption of the resolution by the annual general meeting of May 9, 2003 or 10% of the Company’s capital stock as at the time of the disposal of the shares.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the aforementioned authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the aforementioned authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of the capital stock attributable to the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the number determined in the Articles of Association.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing subscription rights under the SAP AG 2002 Stock Option Plan by virtue of the authorization of the annual general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective beneficiaries in accordance with the resolution adopted by the annual general meeting of shareholders of May 3, 2002 in respect of Agenda Item 11. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares transferred by virtue of said authorization, plus any treasury shares already transferred by virtue of the authorization set out in subsection i) below and plus any shares issued as from the effective date of this authorization by virtue of the authorization granted by the annual general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital III) and plus any treasury shares issued as of the effectiveness of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG, may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 9, 2003. Where such treasury shares are to be transferred to beneficiaries who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorization to establish the SAP 2002 Stock Option Plan substantially provides as follows:

(1)	The Executive Board has been authorized, subject to the consent of the Supervisory Board and as set forth in further detail under subsection (2) below, to issue, on or before April 30, 2007, up to 19,015,415 stock options with a maturity not exceeding five years and carrying subscription rights in respect of

SAP shares under the SAP 2002 Stock Option Plan (hereinafter, the “SAP SOP 2002”), provided that each stock option entitles to subscribe for one SAP share. With regard to any issue of stock options to the members of SAP AG’s Executive Board, said authorization is only valid for the Supervisory Board.

To the extent that any subscription rights issued expire in connection with any termination of employment with SAP AG or any of its affiliated companies (verbundene Unternehmen) within the meaning of Section 15 AktG (hereinafter, each a “Group Company”) without having been exercised, the number of stock options that may be issued will be increased proportionately.

(2)	The issue of stock options under the SAP SOP 2002 is subject to the following terms and conditions:

(a)	Beneficiaries

The number of stock options that may be issued is limited as follows:

(aa)	to all members of SAP AG’s Executive Board, in total no more than 1,811,700 stock options;

(bb)	to all management members of Group Companies, in total no more than 3,358,074 stock options;

(cc)	to all eligible executives and other top performers of SAP AG and to all eligible executives and other top performers of Group Companies, in total no more than 13,845,641 stock options, whereby a total of up to 5,737,436 thereof may be issued to eligible executives and other top performers of SAP AG and a total of up to 8,108,205 thereof may be issued to eligible executives and other top performers of Group Companies. If, due to any restructuring measures within the Group, including in particular any spin-off, partial transfer of business units or redeployment of employees, the number of executives and other top performers of SAP AG is reduced in favor of the number of executives and other top performers of Group Companies, the allocation volume not yet utilized in respect of the executives and other top performers of SAP AG will be reduced in proportion to the reduction of the number of executives and other top performers of SAG AG, and the unutilized allocation volume available in respect of executives and other top performers of Group Companies will be increased in the same numerical amount. If, due to any restructuring measures within the Group, including in particular any merger, partial transfer of business units or redeployment of employees, the number of executives and other top performers of Group Companies is reduced in favor of the number of executives and other top performers of SAP AG, the allocation volume not yet utilized in respect of the executives and other top performers of Group Companies will be reduced in proportion to the reduction of the number of executives and other top performers of Group Companies, and the unutilized allocation volume available in respect of executives and other top performers of SAP AG will be increased in accordance with the same numerical amount.

Insofar as the aggregate number of stock options that may be issued pursuant to subsection (1) above is increased, the allocation volume available in respect of the group to which such expired subscription rights are allocable will be increased proportionately.

(b)	Subscription right

The holders of stock options are entitled to subscribe for SAP ordinary voting bearer shares. In this regard, each stock option entitles its holder to subscribe for one SAP ordinary share in consideration of payment of the exercise price as determined in subsection (e) below.

(c)	Issue periods

The stock options will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive). The day of issue (the “Issue”) is the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription.

(d)	Exercise periods

The subscription rights under the stock options may be exercised after the expiry of a freeze period for the first time. The freeze period is no less than two years. The freeze period commences on the day following the issue of the respective stock options (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). The subscription rights may not be exercised between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

(e)	Exercise price

The exercise price for one SAP share is 110% of the base price. The base price is the average stock exchange price of the SAP share quoted on the Frankfurt Stock Exchange on the five trading days prior to the issue of the respective stock option (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription), calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof). The exercise price, however, shall at least be the lowest issue price within the meaning of Section 9 (1) AktG.

(f)	Success target

The exercise price is also the economic success target.

i)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective beneficiaries of the conversion or subscription rights. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares already transferred by virtue of said authorization plus any treasury shares already transferred by virtue of the authorization set out in subsection h) above and plus any shares issued as from the effective date of this authorization by virtue of the authorization granted by the annual general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital III) and plus any treasury shares issued as of the effectiveness of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 9, 2003. Where such treasury shares are to be transferred to beneficiaries of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorization to establish the SAP AG 2000 Long Term Incentive Plan, which (to the extent not yet exercised) has been cancelled effective June 30, 2002, substantially provided as follows (authorization as adjusted to the conversion into ordinary shares as resolved by the annual general meeting of shareholders of May 3, 2001; the figures correspond to the initial scope of the authorization, taking into account the share split as resolved by the annual general meeting of shareholders of May 5, 2000):

I.	Convertible bonds

(1)	The Executive Board is authorized, subject to the consent of the Supervisory Board and as set forth in further detail under subsection (2) below, to issue up to 15,000,000 convertible bonds in a nominal amount of € 1 each under the SAP AG 2000 Long Term Incentive Plan, however, provided that the number of the convertible bonds so issued, if multiplied by 1.25, and the number of the stock options issued by virtue of the authorization pursuant to II. below do not exceed 18,750,000 in the aggregate. The convertible bonds shall not bear interest. Their term shall not exceed ten years. The convertible bonds may carry conversion rights in respect of the subscription of SAP ordinary voting shares so that each convertible bond in a nominal amount of € 1 entitles to subscribe for one SAP ordinary share. With regard to any issue of convertible bonds to the members of SAP AG’s Executive Board, said authorization is only valid for the Supervisory Board.

(2)	The issue of convertible bonds under the SAP AG 2000 Long Term Incentive Plan is subject to the following terms and conditions:

(a)	Beneficiaries

The number of convertible bonds that may be issued is limited as follows:

(aa)	to all members of SAP AG’s Executive Board, in total no more than 675,000 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to members of SAP AG’s Executive Board pursuant to the authorization set forth under II. below, does not exceed 843,750;

(bb)	to all management members of affiliated companies within the meaning of Section 15 AktG, in total no more than 2,550,000 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to management members of SAP AG Group Companies pursuant to the authorization set forth under II. below, does not exceed 3,187,500;

(cc)	to all eligible executives and other top performers of SAP AG, in total no more than 6,375,000 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to eligible executives and other top performers of SAP AG pursuant to the authorization set forth under II. below, does not exceed 7,968,750; and

(dd)	to all eligible executives and other top performers of affiliated companies within the meaning of Section 15 AktG, in total no more than 5,400,000 convertible bonds, provided always that the total number of such convertible bonds issued multiplied by 1.25, when added to the number of stock options issued to eligible executives and other top performers of SAP Group Companies pursuant to the authorization set forth under II. below, does not exceed 6,750,000.

(b)	Conversion right

Upon the issue of the convertible bonds, the holders of the convertible bonds are entitled to convert their convertible bonds into ordinary voting bearer shares of SAP AG. In this regard, each convertible bond in a nominal amount of € 1 entitles its holder to subscribe for one SAP ordinary share.

(c)	Issue periods

The convertible bonds will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Convertible bonds will not be issued between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of SAP AG (inclusive). The day of issue is the day on which SAP AG or a credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription.

(d)	Exercise periods

Beneficiaries may exercise their conversion rights for the first time after the expiry of a freeze period. The freeze period for 33% of a beneficiary’s conversion rights ends two years after the issue of the respective convertible bonds (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). The freeze period for the next 33% of such beneficiary’s conversion rights ends three years after the issue of the respective convertible bonds, and the freeze period for the remainder ends four years after the issue of the respective convertible bonds. Conversion rights may not be exercised between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

(e)	Conversion price and additional cash payment

The conversion price for one SAP ordinary share shall equal the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). Upon the exercise of the conversion rights, an additional cash payment for each share equal to the amount by which the conversion price of the share exceeds the nominal amount of the converted convertible bond shall be due. The conversion price will in no event be less than the lowest issue price within the meaning of Section 9 (1) AktG.

II.	Stock options

(1)	Subject to the consent of the Supervisory Board and as set out in further detail under subsection (2) below, the Executive Board is authorized to issue up to 18,750,000 stock options carrying subscription rights in respect of SAP ordinary voting shares under the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such stock options issued, when added to the number of the convertible bonds issued pursuant to the authorization set forth under I. above multiplied by 1.25, does not exceed 18,750,000. The stock options may carry subscription rights in respect of SAP ordinary shares so that each stock option entitles to subscribe for one SAP ordinary share. With regard to any issue of stock options to the members of SAP AG’s Executive Board, said authorization is only valid for the Supervisory Board.

(2)	The issue of stock options under the SAP AG 2000 Long Term Incentive Plan is subject to the following terms and conditions:

(a)	Beneficiaries

The number of stock options that may be issued is limited as follows:

(aa)	to all members of SAP AG’s Executive Board, in total no more than 843,750 stock options, provided always that the total number of such stock options issued, when added to the number of convertible bonds issued to members of SAP AG’s Executive Board pursuant to the authorization set forth under I. above multiplied by 1.25, does not exceed 843,750;

(bb)	to all management members of affiliated companies within the meaning of Section 15 AktG, in total no more than 3,187,500 stock options, provided always that the total number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to management members of SAP Group Companies pursuant to the authorization set forth under I. above, does not exceed 3,187,500;

(cc)	to all eligible executives and other top performers of SAP AG, in total no more than 7,968,750 stock options, provided always that the total number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to eligible executives and other top performers of SAP AG pursuant to the authorization set forth under I. above, does not exceed 7,968,750;

(dd)	to all eligible executives and other top performers of affiliated companies within the meaning of Section 15 AktG, in total no more than 6,750,000 stock options, provided always that the total number of such stock options issued multiplied by 1.25, when added to the number of convertible bonds issued to eligible executives and other top performers of SAP Group Companies pursuant to the authorization set forth under I. above, does not exceed 6,750,000.

(b)	Subscription right

The holders of stock options are entitled to subscribe for SAP ordinary voting bearer shares. In this regard, each stock option entitles its holder to subscribe for one SAP ordinary share in consideration of payment of the exercise price as determined in subsection (f) below.

(c)	Issue periods

The stock options will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive). The day of issue is the day on which SAP AG or a credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription.

(d)	Exercise periods

Beneficiaries may exercise their subscription rights under stock options during a term not exceeding 10 years as of the day of their issue and for the first time after the expiry of a freeze period. The freeze period for 33% of a beneficiary’s subscription rights ends two years after the issue of the stock options (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). The freeze period for the next 33% of such beneficiary’s subscription rights ends three years after the issue of the stock options, and the freeze period for the remainder ends four years after the issue of the stock options. Subscription rights may not be exercised between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

(e)	Exercise threshold

Subscription rights attaching to stock options may be exercised only if the performance of the SAP ordinary share value over the period commencing upon the issue of the stock option concerned (“initial value”) and the last trading day on the Frankfurt Stock Exchange prior to the exercise of the subscription rights attaching to the stock options (“final value”) exceeds the performance of the reference index over the same period.

The reference index is the GSTITM Software index determined by the investment bank Goldman, Sachs & Co. If Goldman, Sachs & Co. discontinues to determine the GSTI Software index, such index shall be replaced by another reference index that substantially mirrors the performance of software manufacturers and whose development showed a strong correlation with that of the GSTI Software index during the last year of the GSTI Software index. If no such other index is available, the GSTI Software index will be updated. Any decision concerning the replacement of the reference index or rules for updating the GSTI index will be made by SAP AG’s Supervisory Board.

The initial value for determining the performance of the SAP ordinary share is the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or any credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP ordinary share is the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be converted from U.S. dollars into euros using the spot mid cash-paper range rate in the Frankfurt interbank market.

Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index.

TM	GSTI is a trademark of Goldman, Sachs & Co.

(f)	Exercise price

The exercise price for one SAP ordinary share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP ordinary share determined in accordance with subsection (e) above exceeds the performance of the reference index determined in accordance with subsection (e) above, as follows:

The exercise price is the final value determined in accordance with subsection (e) above less the product of the initial value determined in accordance with subsection (e) above and the outperformance.

j)	The shareholders’ subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections e), f), h), or i) above. The shareholders’ subscription rights are excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to holders of conversion or subscription rights, as appropriate, who are members of the Executive Board of SAP AG. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a disposal of treasury shares in connection with a public purchase offer to the Company’s shareholders, may exclude the shareholders’ subscription rights in respect of fractional shares.

The authorizations set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of treasury shares acquired.

9.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares

Under Agenda Item 8 of the annual general meeting of shareholders of May 9, 2003, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire a total of up to 30 million shares in the Company. It is proposed that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company.

Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	The repurchase of treasury shares by the Company or any dependent Group Company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent Group Company (hereinafter, “SAP”) by virtue of the authorization resolved by the annual general meeting of shareholders of May 9, 2003 in respect of Agenda Item 8 may also be effected, in accordance with the terms set out in subsections b) to e) below, using equity derivatives in the form of put or call options on shares in the Company. For such purpose, either (aa) put or call option contracts may be concluded with a financial institution subject to the proviso that such financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz), at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, or (bb) put options may be sold on the stock exchange, or (cc) the conclusion of put or call option contracts may be publicly offered to all shareholders or put option contracts may be concluded with a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz; “KWG”) (hereinafter, the “Issuing Company”) subject to the obligation to offer the put options to the shareholders for subscription. In the event that, in the case of subsection (cc) above, the offer is oversubscribed, the offer will be prorated; with regard to the conclusion of option contracts, orders pertaining to limited numbers of shares (options in respect of up to 100 shares per shareholder) may be given preferential treatment.

b)	The use of put or call options in connection with the repurchase of treasury shares is subject to the consent of the Supervisory Board. Such consent is not required to relate to individual option contracts. It may be granted generally, i.e. in relation to a specific term or a specific volume.

c)	The term of the put options used in connection with the acquisition of treasury shares may not exceed one year; the final exercise date shall be prior to November 1, 2004. Notwithstanding an additional authorization granted by a subsequent general meeting of shareholders, call options for the purpose of acquiring treasury shares may not be exercised after October 31, 2004.

d)	The admissible purchase price for the acquisition of shares by SAP upon the exercise of the option (hereinafter, the “Exercise Price”) shall be determined as follows:

aa)	In the event that the acquisition of the shares is effected by way of an option contract with a financial institution subject to the proviso that the relevant financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days prior to the conclusion of the relevant option contract, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%.

bb)	In the event that put options are sold on the stock exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days prior to the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%.

cc)	In the event that the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer such options to the shareholders for subscription, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%.

e)	In the event that options are used for the purpose of acquiring treasury shares pursuant to subsection c) (aa), the shareholders shall have no claim as to the conclusion of any such option contracts between them and SAP. In addition, the shareholders shall have no claim as to the conclusion of option contracts pursuant to subsection c) (cc) above to the extent that, with regard to the conclusion of option contracts, any orders pertaining to a limited number of shares will be given preferential treatment. Where options are sold on the stock exchange pursuant to subsection c) (bb) above, the principle of equal treatment is complied with. Upon the acquisition of treasury shares, to the extent that options are used for this purpose, the shareholders will have a claim as to the offer (Andienung) of their SAP shares only to the extent that SAP is required to purchase such shares under any option contracts.

***

Details concerning Agenda Item 6
(Election of the Members of the Supervisory Board)

Prof. Dr. Hasso Plattner

Position/occupation:

Executive Board co-chairman (Vorstandssprecher) of SAP AG, Walldorf, Germany (Prof. Dr. Hasso Plattner has declared that he will resign from SAP AG’s Executive Board with effect as from the close of the annual general meeting of shareholders of May 9, 2003.)

Seats on domestic Supervisory Boards to be set up by law:

None

Membership in similar domestic and foreign controlling bodies:

–	Member of the Board of Directors of SAP (Africa) (Proprietary) Limited, Woodmead, South Africa (seat held in Group corporate body)

–	Member of the Board of Directors of SAP America, Inc., Newtown Square, United States of America (seat held in Group corporate body)

–	CEO and Member of the Board of Directors of SAP Labs, LLC, Palo Alto, United States of America (seat held in Group corporate body)

–	Member of the Board of Directors of SAP International, Inc. Miami, United States of America (seat held in Group corporate body)

–	Member of the Board of Directors of SAP Global Marketing, Inc., Delaware, United States of America (seat held in Group corporate body).

(Prof. Dr. Hasso Plattner has declared that he will resign from any seats currently held in Group corporate bodies (Konzernmandate) with effect as from the close of the annual general meeting of shareholders of May 9, 2003.)

***

Reports of the Executive Board concerning Agenda Items 8 and 9

Report of the Executive Board concerning Agenda Item 8

Under Agenda Item 8 of the annual general meeting of shareholders of May 9, 2003, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the annual general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the disposal of treasury shares, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company. It may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:

The Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board is to be authorized to acquire, on or before October 31, 2004, up to 30 million shares in the Company. The repurchase may be effected on the stock exchange or by way of a public offer to all shareholders. In this context, it is proposed that shares may also be repurchased by way of an exchange offer to all shareholders.

A public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG is an attractive alternative solution as compared to a public purchase offer. This will enable the Company to make use of additional alternative approaches so as to identify the optimized structure in respect of a share repurchase in the interests of the Company’s shareholders. In this regard, a specific exchange ratio is to be determined which, however, may be supplemented by way of a cash benefit as an additional purchase price payment supplementing the exchange offered or for the purpose of compensating for any fractional shares.

In the event that the acquisition is effected by way of a purchase or exchange offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, the shares are generally to be allocated according to the percentage of shares held by the selling shareholders. However, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment. This possibility allows to avoid fractional amounts when determining the conversion ratio and minor remainders of shares and thus to facilitate the technical implementation of the offer.

It is proposed that the Executive Board be authorized to resell the shares on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with a public purchase offer. It is proposed that the Executive Board be authorized to redeem treasury shares without requiring a further resolution of the general meeting of shareholders. In this regard, it is proposed that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG, which has been newly adopted by virtue of the German Transparency and Disclosure Act, without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of the capital stock attributable to the remaining shares pursuant to Section 8 (3) AktG.

It is firstly proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of treasury shares acquired, whereby the aggregate number of the shares may not exceed the lower of 10% of the Company’s capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 9, 2003 or 10% of the Company’s capital stock as at the time of the disposal of the shares, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. The statutory basis of this exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the applicable stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. The possibility to exclude the shareholders’ subscription rights is designed to place the Executive Board in a position to selectively issue shares to financial investors in order to ensure, by way of market-oriented pricing, the highest possible disposal amount and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds as compared to a public purchase offer to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG, as amended by virtue of the German Transparency and Disclosure Act, now allows the publication of the subscription price by no later than three days prior to the expiry of the subscription period. In light of the volatility on the stock markets, however, this involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not “near market”. In addition, the Company, if it granted subscription rights, would not be in a position to react to favorable market conditions at short notice due to the term of the subscription period. In light of the reasons set out above, the proposed authorization is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are adequately attended to. In addition, the shareholders intending to maintain their participation ratios have the opportunity to acquire the required number of shares on the stock exchange.

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the treasury shares acquired to any third party as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein. In this context, it is proposed that the shareholders’ subscription rights be equally excluded. SAP has to cope with international competition. Thus, the Company must always be in a position to act promptly and flexibly in the international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies being attractive in terms of an acquisition often request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire these companies as well, SAP AG must have the opportunity to grant treasury shares by way of consideration. This is to be implemented, firstly, by means of Authorized Capital II as resolved by the annual general meeting of shareholders of May 3, 2001. Moreover, the Company is to be placed in a position to use treasury shares acquired as consideration for any contemplated acquisitions. In the event that the shareholders’ subscription rights were maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of shares would not be possible, though, and the benefits associated therewith could not be generated in favor of the Company and its shareholders. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this opportunity. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether it will be reasonable to make use of the authorization concerning the granting of treasury shares. It will do so only if the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the reasonable interest of the Company. The Executive Board will report on the details in connection with the use of the authorization to the annual general meeting of shareholders following any acquisition against the granting of SAP shares.

Furthermore, it is proposed that the Executive Board, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to grant treasury shares acquired also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP 2002 Stock Option Plan and to exclude the shareholders’ subscription rights in this regard. The delivery of treasury shares for the purpose of satisfying these subscription rights instead of using the Contingent Capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders.

Finally, it is proposed that the Executive Board, subject to the consent of the

Supervisory Board, be authorized to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a disposal of treasury shares by way of a purchase offer to the Company’s shareholders. The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of treasury shares acquired by way of a purchase offer to the shareholders. The fractional amounts in respect of shares excluded from the shareholders’ subscription rights will be used either by sale on the stock exchange or in any other suitable manner so as to further the Company’s interests.

In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders’ subscription rights in the aforementioned cases to be legitimate and reasonable for the shareholders.

Report of the Executive Board concerning Agenda Item 9

Under Agenda Item 9 of the annual general meeting of shareholders of May 9, 2003, the Executive Board and the Supervisory Board propose that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company. The Executive Board submits the present report for the purpose of setting forth the reasons for the use of equity derivatives in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company. It may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:

1. Purpose of the authorization to use equity derivatives

Under Agenda Item 8 of the annual general meeting of shareholders of May 9, 2003, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire up to 30 million shares in the Company. In addition to said authorization, the Executive Board and the Supervisory Board, under Agenda Item 9, propose that the Executive Board be authorized, subject to the consent of the Supervisory Board, which consent may be granted generally, i.e. in relation to a specific term or a specific volume, to use equity derivatives in the form of put and call options in connection with the repurchase of treasury shares. This will enable the Company to make use of additional alternative approaches so as to identify the optimized structure in respect of the repurchase of shares. In this regard, the Executive Board intends to use put and call options only in addition and supplementary to traditional repurchase and only to repurchase a minor portion of the total number of treasury shares available for acquisition by means of such equity derivatives.

Under a put option, the writer is obliged to purchase a predetermined number of shares at a predetermined price (exercise price). In return, said writer receives an option premium. The exercise of the put option is financially reasonable for the relevant beneficiary if the price of the subscribed share is below the exercise price, as the beneficiary may then sell the shares to the writer at the higher exercise price.

When purchasing a call option, the purchaser, in return for the payment of an option premium, is granted the right to purchase a predetermined number of shares at a predetermined price (exercise price) from the writer of the option. The exercise of the call option is financially reasonable for the relevant beneficiary if the price of the subscribed share is above the exercise price, since the beneficiary may then purchase the shares from the writer at the lower exercise price.

The use of put and call options in connection with the repurchase of shares is intended to enable the Company to make use of lower share prices and to thus reduce the Company’s expenses.

Put options may be sold, for instance, if the Company, in the event of a low SAP share price, intends to repurchase treasury shares but is not certain as to the best time for repurchase, i.e. the point in time of the most favorable SAP share price. In such event, the Company may profit from selling put options with an exercise price below the SAP share price at the time of the sale of the put option. In return for the obligation to purchase a predetermined number of treasury shares at a predetermined price (exercise price), the Company will receive an option premium. In addition to the collection of the option premium, the use of put options is also advantageous as, firstly, the repurchase (as opposed to instantaneous repurchase) will be made at a lower price level and, secondly, the purchase price will be due for payment upon the exercise of the option only, i.e. liquidity will flow off with a time lag.

The following example may help illustrate this mechanism: Assuming that the SAP share price amounted to € 90 at the time of the sale of the put option, the exercise price of the put option was € 80 and the option premium payable was € 4.50 per put option, the following would apply: If, e.g., the price of the SAP share amounted to € 70 after three months and the option was exercised accordingly, SAP AG would have to purchase the shares at € 80, which would result in an outflow of funds in the amount of € 75.50 (purchase price less option premium). As compared to an instantaneous purchase at the time the option is issued (€ 90), the amount saved in connection with the acquisition will be € 14.50. Assuming that the price was € 110 after three months, the option would not be exercised and SAP AG would not have to purchase any shares; SAP AG, however, would collect the option premium of € 4.50. If, however, such treasury shares are required for the purpose of servicing, for instance, subscription rights under stock options by way of treasury shares instead of the issue of new shares from contingent capital, the Company would in this case have to purchase the shares at € 110.

Although the use of put options involves the risk of whether or not a repurchase is actually effected and, associated therewith, the risk that the Company will have to purchase the shares at a price which is above the stock exchange price at the time the put option is issued, the Executive Board, in agreement with the Supervisory Board, is convinced of the benefits connected with the use of put options supplementary to traditional share repurchases.

It is further proposed that the Executive Board be authorized to use call options in connection with the repurchase of shares. This may be reasonable, for instance, if the Company intends to service subscription rights under stock options by means of treasury shares instead of issuing new shares from contingent capital. For said purpose, the Company will be able to purchase sufficient treasury shares when share prices are low. It may also, however, purchase call options in return for the payment of an option premium, and thus hedge against an upward movement in share prices. This may be expedient, in particular, if at any time during a period of favorable share prices, it is not foreseeable in what scope subscription rights will be exercised and treasury shares will be required for their servicing. The advantages of this mechanism do not only reside in liquidity flowing off upon the exercise of the call options by SAP AG only, but also in the fact that the Company will have to purchase only as many shares as will actually be required for the purpose of servicing subscription rights.

2. Equity derivatives available for use

In connection with the purchase of treasury shares, it is proposed that the Company or any dependent Group Company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent Group Company (hereinafter, “SAP”) be enabled to conclude option contracts with a financial institution. This may be either in the form of a put option with SAP acting as the writer or the acquisition of a call option by SAP from a financial institution acting as the option writer. In both cases, the relevant financial institution, upon the exercise of the relevant option, may deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. In the event that a put option contract is concluded with a financial institution, an obligation to such effect will have to be agreed as part of such contract. Upon the conclusion of a call option agreement, SAP may exercise the option only if it is ensured that the financial institution, upon the exercise of the relevant option, will deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange. The obligation of said financial institution to deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchanges is intended to ensure compliance with the principle of equal treatment of the shareholders as provided in Section 71 (1) no. 8 sentence 4 AktG.

In the event that the acquisition of the shares is effected by means of a put or call option contract with a financial institution subject to the proviso that said financial institution, upon the exercise of the relevant option, will deliver only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, the shareholders will have no claim as to the conclusion of option contracts with SAP. This is aimed at enabling the management Board to selectively conclude option contracts with financial institutions so as to obtain, based on the use of “near-market” exercise prices and option premiums, the most favorable option conditions available. This will allow to obtain, due to the increased flexibility in implementing measures without delay, the utilization of favorable price developments at short notice and, thus, optimized conditions as compared to a public offer to all shareholders regarding the conclusion of option agreements.

It is further proposed that the Company be enabled, for the purpose of acquiring treasury shares, to sell put options on the stock exchange. Any such option contracts will have to be concluded with a financial institution beforehand, which will introduce the option rights on a stock exchange after relevant certification. Thus, the principle of equal treatment as provided in Section 71 (1) no. 8 sentence 4 AktG will be complied with. The shareholders will be able to acquire the relevant put options on the stock exchange themselves.

Moreover, it is proposed that the Company be enabled to publicly offer to all shareholders the conclusion of put option contracts or call option contracts, respectively. This alternative approach will offer all shareholders the possibility to offer their shares for sale to the Company at a predetermined price as agreed in the option agreement or to collect a call option premium, respectively. Should the shareholders request the conclusion of more option contracts than the Company wishes to conclude, the offer will be prorated. In this regard, it is proposed, with regard to the conclusion of option contracts, to admit preferential treatment of orders pertaining to a limited number of shares. This approach allows to avoid fractional amounts when determining the conversion ratio and minor remainders of shares and thus to facilitate the technical implementation of the offer.

Finally, it is proposed to allow, in accordance with the provisions on the indirect subscription right laid down in Section 186 (5) AktG, to conclude put option contracts with an Issuing Company, i.e. a credit institution or undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) KWG subject to the obligation to offer such put options to the shareholders for subscription.

3. Details on the terms and conditions of the equity derivatives

In detail, the proposal provides for the following mandatory terms and conditions to apply to the options:

a)	The term of the put options used in connection with the purchase of treasury shares may not exceed one year. The longer the term, the higher the probability that the price of the SAP share will unforeseeably deviate from the share price as at the time of the conclusion of the option contract. It is proposed to limit the maximum term so as to preclude excessive deviations. Any such limit will not be required with regard to the call options, as SAP, in its capacity as the beneficiary, will be free to determine the exercise date of the call options; it will exercise those options only if the price of the SAP share at the time of the exercise exceeds the exercise price and such exercise is thus in the interest of SAP.

The final exercise date in relation to the put options must be prior to October 31, 2004, as the repurchase authorization proposed to the annual general meeting of shareholders of May 9, 2003 will expire on October 31, 2004 and, therefore, the acquisition of treasury shares pursuant to Section 71 (1) no. 8 AktG by virtue of such authorization will not be admissible after said date. For the same reason, it is proposed to generally allow the exercise of call options aimed at the acquisition of treasury shares only on or before October 31, 2004. Where a call option is concerned, however, SAP, in its capacity as the beneficiary, may elect to exercise the option only if and to the extent that a valid repurchase authorization has been granted by the annual general meeting of shareholders. Therefore, it will not be necessary to provide for a final exercise date prior to November 1, 2004. Instead, it will be sufficient to provide that the call options may not be exercised after October 31, 2004, unless a subsequent annual general meeting of shareholders resolves upon a new relevant repurchase authorization.

b)	It is proposed that the admissible purchase price per share upon the exercise of the option (hereinafter, the “Exercise Price”), in the event that the acquisition of the shares is made by way of a put or call option contract with a financial institution subject to the proviso that the relevant financial institution, upon the exercise of the options, delivers only those shares which it acquired on the stock exchange, subject to the maintenance of the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange, may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the preceding three trading days, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof), by more than 10% or fall below said price by more than 20%. Thus, SAP AG, with regard to the purchase price of the shares, will be placed in a position as if it had acquired the shares directly on the stock exchange, since the acquisition authorization proposed to the annual general meeting of shareholders of May 9, 2003 under Agenda Item 8, in subsection (b) (aa), provides for the same lowest and highest counter-values for the acquisition of treasury shares.

If put options are sold on the stock exchange, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the three trading days prior to the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) by more than 10% or fall below said price by more than 20%. In this regard, SAP AG will also be placed in a position as if it had acquired the shares directly on the stock exchange.

If the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with a credit institution subject to the obligation to offer the options to the shareholders for subscription, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%. Thus, SAP AG, with regard to the purchase price of the shares, will be placed in a position as if it had acquired the shares under a direct purchase offer to all shareholders released as at the time of the conclusion of said option contract.

4.     Shareholders’ right to offer

In the event of a repurchase of shares by means of put and call options, the shareholders shall have a right to offer only insofar as SAP is obliged to purchase the relevant shares under the options. Otherwise, the use of put or call options in connection with the repurchase of treasury shares would not be possible, and the Company would not be able to generate the benefits associated therewith.

Having carefully weighed the interests of the shareholders and the Company and having consulted with the Supervisory Board with regard to the benefits resulting from the use of put and call options for the Company as set out above, the Executive Board considers the non-granting or restriction of the shareholders’ rights to offer, respectively, to be a reasonable approach.

***

Attendance at the annual general meeting of shareholders

Shareholders are entitled to attend the annual general meeting of shareholders and to exercise their voting rights only if they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below by no later than May 2, 2003 and leave said shares so deposited until the end of the annual general meeting of shareholders:

–	DZ BANK AG

–	Deutsche Bank Aktiengesellschaft

–	Dresdner Bank Aktiengesellschaft

–	Bayerische Hypo- und Vereinsbank Aktiengesellschaft

–	BHF-BANK Aktiengesellschaft

–	Commerzbank Aktiengesellschaft

Deposit at one of the institutions listed above is also considered to have been duly effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the annual general meeting of shareholders.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company by no later than May 5, 2003.

The admission tickets issued on the basis of the deposit will serve the shareholders as identification for the exercise of their voting rights.

Voting by proxy

Shareholders may appoint a proxy, for example their deposit bank, a shareholders’ association, or a private individual of their choice, to exercise their voting rights at the annual general meeting of shareholders.

We offer our shareholders the opportunity to vote by proxy at the annual general meeting of shareholders by Company designees bound by their instructions. Relevant authorizations and instructions may be given in writing or online at www.sap.com/agm in accordance with the procedures determined by the Company. Such authorizations and instructions may still be given or modified online during the annual general meeting of shareholders until the commencement of voting procedure.

The details regarding the exercise of voting rights by proxy are set out in the documents which will be sent to the shareholders.

Live transmission of the annual general meeting of shareholders on the internet

The shareholders of SAP AG may follow the entire annual general meeting of shareholders on May 9, 2003 from 10:00 a.m. live on the Internet. The shareholders may access the online transmission by entering their admission ticket number and a personal access code which they will receive when logging on to the Internet proxy and instruction system for the first time. The opening of the annual general meeting of shareholders by the chairman as well as the speeches by the Executive Board can be viewed live on the Internet by anyone interested and will also be published on the Internet (www.sap.com/agm).

Shareholder motions and election proposals

Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Agenda Item as well as proposals regarding the appointment of the auditor or the election of members of the Supervisory Board may be addressed to:

SAP AG
Investor Relations
Neurottstraße 16
D-69190 Walldorf
Germany

Facsimile: +49/6227/7-46331

or by e-mail to: investor@sap.com

Any motions and election proposals transmitted to addresses other than the above will not be considered. We will publish any shareholder motions and election proposals requiring public access, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at www.sap.com/agm

In accordance with Section 126 (1) AktG, as amended effective January 1, 2003 by virtue of the German Transparency and Disclosure Act, all motions and election proposals in relation to the Agenda Items submitted by April 25, 2003, 24:00 hrs., will be considered.

Publication of the invitation

The invitation has been published in the German Federal Bulletin (Bundesanzeiger) no. 61 dated March 28, 2003 and the electronic German Federal Bulletin of the same date.

Walldorf, March 2003

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung

The Executive Board